UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

HOME INNS & HOTELS MANAGEMENT INC.
(Name of Issuer)

Ordinary Shares, par value US$0.005 per share
(Title of Class of Securities)

G6647N108
(CUSIP Number)

September 30, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morgan Stanley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,339,172
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,339,172
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,339,172
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.7%
12.	Type of Reporting Person (See Instructions)

HC, CO

Page 2 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

MSRESS III, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

HC, CO

Page 3 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

MSRESS III Manager, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

HC, IA

Page 4 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morgan Stanley Real Estate Special Situations III–GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

HC

Page 5 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morgan Stanley Real Estate Special Situations Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

PN

Page 6 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

MSRESS III Monroe GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

OO

Page 7 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

MSRESS III Monroe Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

CO

Page 8 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Monroe Co-Investment, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

PN

Page 9 of 15 pages

CUSIP No. G6647N108
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GSS III Monroe Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands
	5.	Sole Voting Power
Number
of		0
Shares	6.	Shared Voting Power
Beneficially
Owned		6,051,090
by	7.	Sole Dispositive Power
Each
Reporting		0
Person	8.	Shared Dispositive Power
With
		6,051,090
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,051,090
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.4%
12.	Type of Reporting Person (See Instructions)

CO

Page 10 of 15 pages

Item 1.

(a)	Name of Issuer

HOME INNS & HOTELS MANAGEMENT INC.

(b)	Address of Issuer’s Principal Executive Offices

No. 124 Cao Bao Road
Xu Hui District
Shanghai 200235
People’s Republic of China

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of each of the following persons (each a “Reporting Person”):

	(i)	Morgan Stanley
	(ii)	MSRESS III, Inc.
	(iii)	MSRESS III Manager, L.L.C.
	(iv)	Morgan Stanley Real Estate Special Situations III–GP, L.L.C.
	(v)	Morgan Stanley Real Estate Special Situations Fund III, L.P.
	(vi)	MSRESS III Monroe GP, L.L.C.
	(vii)	MSRESS III Monroe Holdings Limited
	(viii)	Monroe Co-Investment, L.P.
	(ix)	GSS III Monroe Holdings Limited

(b)	Address of Principal Business Office or, if none, Residence

	(i)	Morgan Stanley: 1585 Broadway, New York, NY 10036
	(ii)	MSRESS III, Inc.: 1585 Broadway, 37th Floor, New York, NY 10036
	(iii)	MSRESS III Manager, L.L.C.: 1585 Broadway, 37th Floor, New York, NY 10036
	(iv)	Morgan Stanley Real Estate Special Situations III–GP, L.L.C.: 1585 Broadway, 37th Floor, New York, NY 10036
	(v)	Morgan Stanley Real Estate Special Situations Fund III, L.P.: 1585 Broadway, 37th Floor, New York, NY 10036
	(vi)	MSRESS III Monroe GP, L.L.C.: 1585 Broadway, 37th Floor, New York, NY 10036
	(vii)	MSRESS III Monroe Holdings Limited: 1585 Broadway, 37th Floor, New York, NY 10036
	(viii)	Monroe Co-Investment, L.P.: 1585 Broadway, 37th Floor, New York, NY 10036
	(ix)	II Monroe Holdings Limited: 1585 Broadway, 37th Floor, New York, NY 10036

(c)	Citizenship

	(i)	Morgan Stanley: Delaware
	(ii)	MSRESS III, Inc.: Delaware
	(iii)	MSRESS III Manager, L.L.C.: Delaware
	(iv)	Morgan Stanley Real Estate Special Situations III–GP, L.L.C.: Delaware
	(v)	Morgan Stanley Real Estate Special Situations Fund III, L.P.: Delaware
	(vi)	ESS III Monroe GP, L.L.C.: Delaware
	(vii)	MSRESS III Monroe Holdings Limited: Cayman Islands
	(viii)	Monroe Co-Investment, L.P.: Cayman Islands
	(ix)	GSS III Monroe Holdings Limited: Cayman Islands

Page 11 of 15 pages

	(d)	Title of Class of Securities

Ordinary Shares, par value US$0.005 per share

	(e)	CUSIP Number

G6647N108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.1

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 6,339,172
	(b)	Percent of class: 6.7%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 6,339,172
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 6,339,172

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A
____________________
1 In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affililates (collectively, "MS").  This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

Page 12 of 15 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 13 of 15 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 10, 2011

Morgan Stanley

By: /s/ Christina Huffman
Name: Christina Huffman
Title: Authorized Signatory

MSRESS III, Inc.

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

MSRESS III Manager, L.L.C.
By: MSRESS III, Inc., its Managing Member

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

Morgan Stanley Real Estate Special Situations Fund III, L.P.
By: Morgan Stanley Real Estate Special Situations III–GP, L.L.C., its General Partner

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

MSRESS III Monroe GP, L.L.C.

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

MSRESS III Monroe Holdings Limited

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

Page 14 of 15 pages

Monroe Co-Investment, L.P.
By: MSRESS III Monroe GP, L.L.C., its General Partner

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

GSS III Monroe Holdings Limited

By: /s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

Page 15 of 15 pages